Contact

www.linkedin.com/in/paul-yonamine-3586bb20 (LinkedIn)
blogs.wsj.com/japanrealtime/2015/01/06/son-of-baseball-legend-yonamine-named-ibm-japan-chief/ (Company)
www.hec.org/about-true/ (Personal)
youtu.be/YzVBcP_733g (Personal)

Top Skills

CPA
Management Consulting
Business Strategy

Languages

Japanese

Certifications

Certified Public Accountant (CPA)

Honors-Awards

CEO of the Year
Legacy Award
Bridge Award

Paul Yonamine

Chairman Emeritus of Central Pacific Bank and Central Pacific Financial Corporation
Honolulu, Hawaii, United States

Summary

Experience

Central Pacific Bank
4 years 5 months

Chairman Emeritus and Board Member of Central Pacific Financial Corp. and Central Pacific Bank
December 2022 - Present (3 months)

Chairman & CEO of Central Pacific Financial Corp. and Executive Chairman of Central Pacific Bank
October 2018 - December 2022 (4 years 3 months)
Honolulu, Hawaii

Sumitomo Mitsui Banking Corporation
Member Board Of Directors
April 2019 - Present (3 years 11 months)
Tokyo, Japan

7-Eleven
Member Board Of Directors
May 2022 - Present (10 months)
Tokyo, Japan

7&i Holdings Co., Ltd., Japan

サークレイス株式会社 (circlace Inc.)
Member Board Of Directors
December 2020 - Present (2 years 3 months)
Tokyo, Japan

SaaS implementation consulting services

GCA
Chairman, GCA Corporation, Japan

January 2017 - February 2019 (2 years 2 months)
Tokyo, Japan

Acquired by Houlihan Lokey

IBM
Country General Manager and President, IBM Japan, Ltd.
April 2010 - March 2017 (7 years)
Tokyo, Japan

HITACHI Consulting Co.,Ltd.
President and CEO
April 2006 - March 2010 (4 years)

Founder of new consulting company for Hitachi, Ltd.

City and County of Honolulu
Senior Advisor to the Mayor
October 2004 - March 2006 (1 year 6 months)

Led City-wide reengineering project for the Mayor of Honolulu, Hawaii.

BearingPoint
Executive Vice President & Chairman, Asia Pacific
April 1999 - September 2004 (5 years 6 months)

Started KPMG Consulting in Asia Pacific which was subsequently rebranded to BearingPoint.

KPMG US
Managing Partner
April 1992 - March 2000 (8 years)

Sold ICMG to KPMG.
Partner-in-Charge of The National US Japanese Practice Consulting for KPMG and
Managing Partner of Honolulu

ICMG, INC.
President and Owner
April 1987 - March 1992 (5 years)

Accounting and financial advisory services, real estate development, wind turbine power generation projects and technology advisory services - all involving US and Japanese organizations

Sanki America Corporation
Executive Vice President
May 1983 - March 1987 (3 years 11 months)

Import/export of machine tools and electronic products between Japan and the US

KPMG US
Manager, Japanese Practice
May 1979 - April 1983 (4 years)
Los Angeles

Peat Marwick Mitchell & Co. (KPMG) - Audits, management consulting and acquisitions advisory for Japanese subsidiaries in the U.S.

Education

University of San Francisco
BS, Accounting · (1975 - 1979)

St. Mary's International School in Japan
 · (1964 - 1975)